October 4, 2010

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010 and September 14, 2010 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letter dated September 29, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 4 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

Our Business, page 1

1.                                       Comment:  It appears that you deleted disclosure from the last paragraph on page 2 about revenues generated in the United States and also deleted similar disclosure elsewhere in your filing.  Please tell us why you do not provide separate information regarding the United States per Item 101(d)(1)(i)(C) of Regulation S-K.

Response:  The Company has revised the Registration Statement on pages 2, 49, 54, 55, 58, 61, 78, F-38 and F-39 to comply with the Staff’s comment and provide separate disclosure for the Company’s revenues generated in the United States.  The Registration Statement had previously disclosed revenues for North America, containing aggregate revenues generated in the United States and Canada, but the Registration Statement has been revised pursuant to the Staff’s comment to disclose revenues generated only in the United States and revenues generated internationally (including revenue generated in Canada, which the Company deems immaterial).

If we lose one of our key suppliers, page 13

2.                                       Comment:  We note that you expanded this risk factor to disclose that some suppliers may be smaller, undercapitalized companies that may not have sufficient resources to continue operations or to continue to supply you sufficient product.  Please disclose the reason for the uncertainty and the portion of your business that is dependent upon such suppliers.

Response:  The Company has revised the Registration Statement on page 13 to comply with the Staff’s comment. Please note the Company’s belief that any failure by these suppliers to continue operations or supply sufficient product would not result in a material adverse effect on the Company’s business.

Special Note Regarding Forward-Looking Statements and Industry Data, page 39

3.                                       Comment:  We are unable to agree with your analysis or conclusions provided in your response to prior comment 5.  Therefore, we reissue the comment to file Millennium Research Group’s consent as an exhibit in your registration statement.

Response:  The Company has filed the consent of Millennium Research Group as Exhibit 99.1 to the Registration Statement so as to comply with the Staff’s comment.

Revenue, page 54

4.                                       Comment:  Please expand the first paragraph of this section to disclose the underlying reason why revenue growth declined from 22% for the quarter ended April 4, 2010 to 16% for the six months ended July 4, 2010.

Response:  The Company has revised the Registration Statement on page 54 to comply with the Staff’s comment.

Manufacturing and Supply, page 92

5.                                       Comment:  Please disclose your response to prior comment 2 regarding the significance of your private label agreements so that investors can evaluate your disclosures regarding those agreements.

Response:  The Company has revised the Registration Statement on page 93 to comply with the Staff’s comment.

Acquisitions and other corporate transactions with related parties, page 136

6.                                       Comment:  We note your response to prior comment 7.  Please expand the tenth paragraph of this section to disclose how the related party debt outstanding to Mr. Tornier increased from $1 million at December 27, 2009 to $2.2 million at July 4, 2010.

Response:  The Company has revised the Registration Statement on page 139 to comply with the Staff’s comment.

Other Relationships, page 169

7.                                       Comment:  It remains unclear why you believe investors would not find material that the underwriters of your offering had the relationships with you that you mention in your response to prior comment 9.  Please tell us the details of all relationships with the underwriters that you have omitted from your disclosure, the specific nature of the transaction, the name of the underwriter involved, the amount of the transaction and the amount of consideration paid to the underwriter.

Response:  The Company has revised the Registration Statement on page 170 to comply with the Staff’s comment.  The Company respectfully submits that it enters into general banking relationships with J.P. Morgan Securities LLC in the ordinary course of business, which relationship has been disclosed in the Registration Statement to comply with the Staff’s comment. Please note that the Company spends less than an aggregate of $10,000 on an annual basis in connection with these relationships.

Note 13.  Segment and Geographic Data, page F-38

8.                                       Comment:  We see that you disclose revenue generated from sales in North America and “other international” as a cumulative amount.  Please revise to separately disclose revenues attributed to each individual foreign country, if material.  Refer to FASB ASC 280-10-50-41(a).

Response:  The Company has revised the Registration Statement on pages F-38 and F-39 to comply with the Staff’s comment.  Other than what is already disclosed, the Company does not believe that any other individual foreign country generates a material portion of the Company’s total revenues and, therefore, such revenues are aggregated as a cumulative amount under the heading “Other International.”

Ordinary Shares, page II-3

9.                                       Comment:  From your revisions in the “Number of Shares” column involving footnotes (2) and (3), it is unclear whether the shares were purchased upon exercise of stock options or in exchange for warrants.  Please clarify.  Also tell us who exercises the voting and dispositive powers over the shares held in the name of STAK, the number of shares held in the name of STAK, and why STAK is not included in your table on page 133.

Response:  The Company has revised the Registration Statement on pages II-3 and II-4 to comply with the Staff’s comment.  The Company respectfully submits that the above-referenced shares were acquired (i) by direct purchase, (ii) upon conversion of outstanding warrants, (iii) as share consideration in connection with an acquisition, (iv) upon exercise of certain employee stock options or (v) pursuant to a combination of the foregoing.  Voting and dispositive powers over shares of the Company held by STAK are exercised by STAK’s board of directors, comprised of Douglas W. Kohrs, Sean D. Carney and Timothy Curt.  STAK’s board of directors is authorized to act by the affirmative vote of two of its members.  As of July 4, 2010, STAK held an aggregate of 923,117 of the Company’s ordinary shares, which represents less than 5% of the Company’s issued and outstanding ordinary shares.  As a result, STAK is not included in the Company’s beneficial ownership table on page 134 of the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.